May 2, 2013

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Apogee Enterprises, Inc.

Form 10-K for Fiscal Year Ended March 3, 2012

Filed April 30, 2012

File No. 000-06365

Dear Mr. Cash:

This letter contains the response of Apogee Enterprises, Inc., a Minnesota corporation (the “Company”), to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 30, 2013 regarding the Company’s Form 10-K for the year ended March 3, 2012, which followed from the Staff’s previous letter dated March 26, 2013, and the Company’s response thereto, dated April 9, 2013 and additional discussion held with the Staff during our conference call on April 29, 2013. For your ease of reference, we have reproduced the Staff comments below, prior to our response.

We would like to thank the Staff for its engagement with the Company in our collective effort to ensure the Company’s compliance with applicable disclosure requirements and to enhance the overall disclosure in the Company’s filings.

Staff Comment

Note 16. Business Segments Data

1.	We note your response to prior comment one in our letter dated March 26, 2013 as well as the additional information you provided in our conference call on April 29, 201. We note you aggregate five operating segments into your Architectural reportable segment based on your determination that all five operating segments meet the aggregation criteria in ASC 280-10-50-11. Based on the information you provided, it does not appear to us that all five operating segments you aggregate have similar economic characteristics, due to significant and sustained differences in their gross margin percentages, or are similar in all the other areas identified in the accounting literature noted above. Please reconsider the appropriateness of your aggregation of five operating segments into your Architectural reportable segment and provide us an updated analysis.

Company Response

After further consideration by management and based on the Staff’s comments in our discussion with the SEC on April 29, 2013, the Company has decided to further disaggregate our reportable segments, effective with our Form 10-K for the year ending March 2, 2013. We will disaggregate the Architectural Products and Services segment into the Architectural Products segment and Architectural Services segment. The Architectural Products segment includes Viracon, Wausau Window and Wall Systems, Tubelite and Linetec. Harmon, Inc. is reported as the Architectural Services segment.

We believe that the operating segments included in the newly formed Architectural Products segment are appropriately aggregated based on all the qualitative and quantitative criteria contained in ASC 280. The operating segments within the Architectural Products segment are all involved in the process to manufacture the same product, customized aluminum and glass window and wall systems for non-residential construction, using a combination of glass, aluminum, vinyl and paint, to serve the needs of architects and general contractors. These operating segments transform clear glass through the application of specialized coatings, extrude and finish the aluminum, and build the aluminum frames that the glass is ultimately seated into. All of these steps are done with the goal of providing a product with the appropriate aesthetic and energy efficient properties necessary to meet the architect design. Every project is custom and each component of the window unit is made to order.

Additionally, the quantitative information, as provided in Appendix A, indicates that these operating segments have similar historical economic characteristics after taking into consideration the recent recessionary period and are expected to have essentially the same future prospects. The Company believes that the aggregation criteria of ASC 280 have been met and that the operating segments comprising the Architectural Products reporting segment are appropriately aggregated.

Disclosure

As a result of concluding to further disaggregate our reporting segments, we will revise our Business Segments Data footnote in our upcoming Form 10-K for the year ended March 2, 2013. Based on that conclusion, the introduction to the business segment data footnote for our Form 10-K for the fiscal year ended March 2, 2013 will read as follows:

In the fourth quarter of 2013, the Company revised its reporting segments. Previously the Company had two reporting segments: Architectural Products and Services and Large-Scale Optical Technologies (LSO). In the fourth quarter of fiscal 2013, the Company expanded the number of reporting segments to three as it separated the Architectural Products and Services segment into two reportable segments: Architectural Products and Architectural Services. The LSO reporting segment remains unchanged. Prior year comparative information has been recast to conform to the current reporting segment presentation.

The Architectural Products segment designs, engineers and fabricates the walls of glass and windows comprising the outside skin of commercial and institutional buildings. The Company has aggregated four operating segments into the Architectural Products reporting segment based upon their similar products, customers, distribution methods, production processes, and economic characteristics. The Architectural Services segment designs, engineers, fabricates and installs the walls of glass and windows comprising the outside skin of commercial and institutional buildings for new construction and renovation. The LSO segment manufactures value-added glass and acrylic products for the custom picture framing market.

The disclosures included in the tables for this footnote will be revised accordingly to conform to the new reporting segment presentation. Additionally, the disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the fiscal 2013 Form 10-K and future Form 10-Q filings will reflect the updated segment presentation.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (952) 487-7560 (telephone) or jporter@apog.com. Thank you.

Sincerely,

/s/ James S. Porter
James S. Porter
Chief Financial Officer

cc:	Patricia A. Beithon, General Counsel, Apogee Enterprises, Inc.

Chris Swanson, Deloitte & Touche, LLP

Robert A. Rosenbaum, Dorsey & Whitney LLP

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